NAME OF REGISTRANT: Sanderson Farms
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 4 on Sanderson Farms 2017 Proxy Statement:
POLICY TO PHASE OUT THE USE OF MEDICALLY IMPORTANT ANTIBIOTICS FOR GROWTH PROMOTION AND DISEASE PREVENTION

Sanderson Farms, Symbol: SAFM

Filed by: As You Sow

Executive Summary

This resolution asks Sanderson Farms to prohibit the routine use of medically important antibiotics in its poultry operations. The overuse and misuse of antibiotics in the meat industry is contributing to the rise of antibiotic-resistance, a phenomenon that reduces or eliminates the effectiveness of antibiotics in human and veterinary medicine. This serious public health issue is estimated to already cost the U.S. economy $35 billion per year.1

Antibiotics, even those important to human medicine, are frequently given to livestock and poultry in a routine manner to prevent illness in cramped and unhealthy conditions. Sanderson Farms publicly denies the scientific link between antibiotic use in its operations and antibiotic resistance; the company is lagging its peers and public opinion in failing to develop proactive standards that restrict antibiotic use in its animal management practices. Major meat producers and restaurant chains have taken action to reduce the use of medically-important antibiotics without comprising animal health.

Sanderson Farms’ public position and its unnecessary use of antibiotics creates material risk for the company, including reputational damage, loss of market share associated with changing consumer preferences, and potential litigation. This policy also positions the company poorly to respond to future regulation.

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1 U.S. Centers for Disease Control and Prevention. “Untreatable: Report by CDC details today’s drug-resistant health threats.” September 16, 2013. https://www.cdc.gov/media/releases/2013/p0916-untreatable.html

Background on Antibiotic Use in Livestock

The Centers for Disease Control and Prevention, the Food and Drug Administration, and the Department of Agriculture have all testified before Congress that the routine use of antibiotics on industrial farms is linked to the crisis of antibiotic resistance in humans.

Antibiotic resistance occurs when bacteria become "resistant" to and continue to multiply in the presence of therapeutic levels of an antibiotic. Resistant microbes may require other medications or higher doses – often with more side effects, some of which may be life threatening on their own. Bacteria has already been identified that is resistant to colistin, the antibiotic of last resort; more infections will become completely untreatable due to resistance in the future.2

The meat industry uses antibiotics in three ways:
•	To make animals grow at faster than normal rates
•	To prevent illness in cramped and unhealthy confined living conditions
•	To treat or control the spread of disease

The use of antibiotics in animal food production makes it more likely that bacteria will become resistant to that class of antibiotic.3 Cases have been recorded where the use of animal-only antibiotics has contributed to resistance of medically-important (“human” class or “shared” class) antibiotics.4 Bacteria that become antibiotic-resistance do not just contaminate meat products; resistant bacteria move environmentally, through waste, water, and other avenues, spreading across the globe.5

No new classes of antibiotics have been commercialized since 1982, underscoring the need to preserve the efficacy of antibiotics currently in use.6

Current Antibiotic Practices Are Not Necessary

The practices of leading North American companies and several European countries have conclusively proven that antibiotic use can be significantly reduced while still producing large quantities of affordable and ethical animal products.

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2 http://www.bbc.com/news/health-34857015
3 For more information on this subject, see the literature review compiled by George Washington University’s Milken Institute of Public Heath and the Antibiotic Research Action Center: http://publichealth.gwu.edu/sites/default/files/Website%20Bibliography%20of%20Science%20on%20Antibiotics%20%26%20Food%20Animals.pdf [PDF]
4 jac.oxfordjournals.org/content/52/4/623.full.pdf
5 See, e.g.,
(a) “Spread of resistance may occur by direct contact or indirectly, through food, water, and animal waste application to farm fields.” Page 723 [PDF] http://cmr.asm.org/content/24/4/718.full.pdf
(b) NRDC Fact Sheet on Antibiotics Resistance. [PDF] https://www.nrdc.org/sites/default/files/antibiotic-resistance-farms-FS.pdf
6 Los Angeles Times. “Can the government encourage the development of new antibiotics?” July 11, 2016. http://www.latimes.com/science/sciencenow/la-sci-sn-antibiotic-resistance-government-incentives-20160711-snap-story.html

Denmark, which exports 30 million hogs per year, banned the administration of growth promoting or disease preventing antibiotics for swine in 1999. The World Health Organization found that the Danish ban reduced human health risk without compromising animal health or farmer’s incomes.7 The change was made possible by minor changes in animal husbandry, such as more frequent cleaning of housing, improved ventilation, later weaning, additional space for animal movement, and improvements in animal feed.8 Currently, animals raised for food in Denmark and neighboring Norway are given about six times less antibiotics than animals in the United States.9

Sanderson Farms’ Policies Are Insufficient and Create Material Risk

Investors are increasingly concerned about the risk of inaction on antibiotics in farm animal production. In April 2016, investors worth $1.4 trillion called on several companies to prohibit disease prevention use of medically important antibiotics.10 The same month, over 26% of McDonald’s shares, representing $17.7 billion in value, supported a proposal requesting the same policy.11

The Farm Animal Investment Risk and Return (FAIRR) initiative was launched in 2015 providing information on the risks and opportunities associated with farm animal welfare and how to incorporate farm-animal welfare into investment processes.12 FAIR finds that irresponsible antibiotic use in the supply chain exposes companies to three main types of risk:

1.	Reputational Damage From Lagging Behind Peers

Companies whose policies lag behind their peers face civil society campaigns and media exposure, which can undermine brand value. Sanderson Farms faces material risk due to falling behind competitors who have stronger policies on antibiotic use. As a laggard, it is becoming a target for public campaigns that will damage its reputation and brand value and have the potential to reduce sales.

Major Producers that have taken action on antibiotics:
•	Perdue Farms: 95% of Perdue’s chickens never receive antibiotics. The company credits this transition to the adoption of probiotics and vaccines.[13]
•	Tyson Foods plans to raise its chickens without the use of medically important antibiotics by 2017, and is expanding its business in beef and pork raised without antibiotics.[14]

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7 The PEW Charitable Trusts. Avoiding Antibiotic Resistance: Denmark’s Ban on Growth
Promoting Antibiotics in Food Animals. [PDF] http://www.pewtrusts.org/~/media/legacy/uploadedfiles/phg/content_level_pages/issue_briefs/denmarkexperiencepdf.pdf
8 For more information on Denmark’s transition, see: The PEW Charitable Trusts. Comprehensive Fact Sheet: Denmark's Ban on Growth Promoting Antibiotics in Food Animals. February 24, 2010.  [PDF]
 http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2010/02/24/comprehensive-fact-sheet-denmarks-ban-on-growth-promoting-antibiotics-in-food-animals
9 The New York Times. “Antibiotics in Livestock: F.D.A. Finds Use Is Rising.” Sabrina Tavernise. October 2, 2014. http://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html
10 Reuters. “Investor group launches campaign to curb antibiotic use in food.” April 10, 2016.  http://www.reuters.com/article/us-funds-engagement-antibiotics-idUSKCN0X70YN
11 See SEC 8-k Filing: https://www.sec.gov/Archives/edgar/data/63908/000006390816000127/form8kmainbody.htm
12 www.fairr.org/
13 http://www.wsj.com/articles/perdue-farms-eliminated-all-antibiotics-from-its-chicken-supply-1475775456
14 Ibid.

•
Foster Farms has eliminated antibiotics that are critical to human medicine in its chicken production and is working to eliminate the use of all human antibiotics. The company has also expanded product lines of organic and “raised without antibiotics” chicken.[15]

Major Fast Food & Restaurant Companies that have strengthened standards for antibiotic used for antibiotic use:
•	Panera Bread[16] and Chipotle Mexican Grill[17] prohibit routine antibiotic use in their livestock supply chains.
•	McDonald’s18 has phased out the use of medically-important antibiotics in chicken; Wendy’s19, and Taco Bell[20] will do this in 2017.
•
Restaurant Brands International[21] (Burger King and Tim Horton’s) is eliminating the use of antibiotics deemed by the World Health Organization as “critically important” to human medicine from its chicken supply chain in the United States in 2017 and in Canada in 2018.

•	Jack in the Box[22] plans to prohibit routine antibiotic use in poultry by 2020.
•	In 2014, CKE Restaurants (Carl’s Jr., Hardee’s) said it would become the first major fast-food company to offer a burger free of hormones, antibiotics, and steroids, from grass-fed cattle.[23]
•	Chick-fil-A has committed to selling only chicken raised without any antibiotics by 2019.[24]
•	Subway pledged to source only chicken to be raised without antibiotics by the end of 2016, all turkey without antibiotics by 2018 or 2019, and all beef and pork by 2025.[25]

Consumer advocacy groups are strongly engaged on this issue and aligned on what policies they are requesting from companies. 86 major organizations sent public letters to several companies in January 2016, requesting that companies phase out the preventative use of medically-important antibiotics.26

Crucially, Sanderson Farms’ vulnerability to reputational damage is magnified by its public denial of antibiotic resistance science. In August 2016, the company launched an advertising campaign to defend its use of antibiotics, calling its competitors’ efforts to reduce antibiotic use a “marketing gimmick”.27 A New York Times profile on the company (“Poultry Producer Sanderson Farms Stands Its Ground: It’s Proud to Use Antibiotics”) quotes Sanderson’s COO as stating: “There is not any credible science that leads us to believe we’re causing antibiotic resistance in humans.”28 This was not the first time that a Sanderson Farms executive created high-profile, negative news with comments on antibiotic resistance.29

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15 https://www.fosterfarms.com/news/foster-farms-becomes-west-coast-leader-in-antibiotic-free-and-organic-chicken/
16 Panera Bread Company. Panera Bread’s Food Policy Statement.   June 3, 2014. [PDF] https://www.panerabread.com/content/dam/panerabread/documents/nutrition/panera-bread-food-policy.pdf
17 Chipotle Mexican Grill. Food with Integrity. Accessed March 31, 2016. http://chipotle.com/food-with-integrity
18 http://corporate.mcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Antimicrobial_Stewardship_Vision.pdf
19 https://www.wendys.com/en-us/about-wendys/antibiotic-use-policy-and-guidelines
20 https://www.tacobell.com/news/statement-regarding-antibiotics
21 http://www.rbi.com/Responsibility
22 http://www.jackintheboxinc.com/assets/AW-121616.pdf
23 TakePart. “In a Surprising Move, This Major Fast-Food Chain Will Start Selling Grass-Fed Burgers.” Kristina Bravo. Dec 10, 2014. http://www.takepart.com/article/2014/12/10/carls-jr-grass-fed-hamburgers
24 CNN.com. “Chick-fil-A to serve antibiotic-free chicken.” Elizabeth Landau. Updated February 2, 2014.  http://www.cnn.com/2014/02/11/health/chick-fil-a-chicken-antibiotics/index.html
25 CNN.com. “Subway pledges to nix antibiotics in all its meat by 2025.” Jackie Wattles. October 21, 2015. http://money.cnn.com/2015/10/20/news/companies/subway-antibiotic-free-meat/index.html?iid=EL
26 http://uspirg.org/page/usp/letter-yum-brands-about-overuse-antibiotics-livestock-production
27 http://www.nytimes.com/2016/08/02/business/poultry-producer-sanderson-farms-stands-its-ground-its-proud-to-use-antibiotics.html
28 Ibid.
29 http://www.wsj.com/articles/sanderson-farms-ceo-resists-poultry-industry-move-to-curb-antibiotics-1432137667

This advertising campaign is expensive (in the first half of 2016, Sanderson spent $8.3 million on marketing, compared with $3.9 million in that period of 2015), but more importantly, it publicly identifies Sanderson Farms as denying the scientific link between antibiotic use and resistance. Meanwhile, most food companies are moving forward to provide sustainable, simple, and “clean” products to consumers.30 Sanderson’s marketing efforts are reminiscent of major oil producers’ infamous efforts to downplay the science on climate change.31

2.	Potential Loss of Market Share

Consumer preferences are rapidly changing to favour sustainable and safe food choices, even among unlikely demographics.
•	Organic meat sales experienced compound sales growth of 44% from 2011 to 2015; “antibiotic-free” sales grew 28.7%; and conventional meat sales grew only 4.6%.[32]
o	USDA-certified organic meats was the fastest growing segment of the $31 billion organic foods industry in 2011.[33] Organic-labeled meat must come from animals never treated with antibiotics.
•	In a 2015 survey from Crain’s Chicago Business, 34% of fast-food restaurant customers said they would visit McDonald’s more often if it served meat raised without hormones or antibiotics.[34]
•
The market for meat produced without the routine use of antibiotics is also booming; sales in 2012 were up 25% over the prior three years, despite a decline in U.S. per capita meat consumption across the four major categories (beef, pork, chicken, turkey).[35]

•
Eighty six percent of consumers polled said that meat and poultry raised without routine use of antibiotics should be available in their local supermarket and more than 60% of respondents said they would be willing to pay at least 5 cents per pound more for it. Nearly 40% said they would pay $1 extra or more per pound.[36]

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30 http://features.foodbusinessnews.net/corporateprofiles/2015/trend-index.html
31 https://www.bloomberg.com/news/articles/2016-09-07/will-exxonmobil-have-to-pay-for-misleading-the-public-on-climate-change
32 http://www.nielsen.com/us/en/insights/news/2016/weighing-consumers-growing-appetite-for-clean-meat-labeling.html
33 Organic Trade Association. “Consumer-driven U.S. Organic market Surpasses $31 billion in 2011.” Organic Trade Association. April 23, 2012. www.organicnewsroom.com/2012/04/us_consumerdriven_organic_mark.html.
34 Advertising Age. “Love on the Rocks: Survey Reveals Problems, Opportunities for McD's.” Peter Frost. August 30, 2016.  http://adage.com/article/cmo-strategy/love-rocks-survey-reveals-problems-opportunities-mcd/300146/
35 Perrone, M. “Does Giving Antibiotics to Animals Hurt Humans.” USA Today. April 20, 2012. http://usatoday30.usatoday.com/news/health/story/2012-04-20/antibiotics-animals-human-meat/54434860/1
36 Consumer’s Union. Meat on Drugs: The overuse of antibiotics in food animals & what supermarkets and consumers can do to stop it. June 2012. http://www.consumerreports.org/content/dam/cro/news_articles/health/CR%20Meat%20On%20Drugs%20Report%2006-12.pdf

3.	Regulatory Risk

As concern about overuse of antibiotics has grown, regulatory agencies have begun to take action. The U.S. Food and Drug Administration has responded with guidance documents addressing labelling and usage of animal antibiotics. The issue of combatting antibiotic-resistance has been raised to the Executive level37 and legislation to curb the use of antibiotics in animal operations has been introduced.

FDA Guidance 209 and 213, which were implemented in January 2017, essentially prohibit the use of medically important antibiotics for growth promotion, and require veterinary prescriptions for antibiotics in animal feed.38 However, these guidance documents leave a large loophole: producers can still administer routine, low-dose antibiotics to entire herds with a veterinarian signature.39 Last year, while producers were implementing FDA Guidance 209 and 213, the use of medically important antibiotics in animal production was still increasing.40 This data supports the conclusion that current FDA regulation is not sufficient to address the crisis of antibiotic resistance. Even the pharmaceutical company trade association Animal Health Institute agree that the news rules will have little impact: “Growth uses of medically important antibiotics represent only a small percentage of overall use, so even if all other factors are static it’s unlikely overall use would be greatly affected.”41

In 2015, California passed a bill to restrict routine antibiotic use in farm animals,42 and similar bills have been proposed in other states such as Maryland.43 Federally, Representative Louise Slaughter (the only microbiologist in Congress) has introduced the Preservation of Antibiotics for Medical Treatment Act (PAMTA), which would ban disease prevention uses of medically important antibiotics in food animal production.44 In addition to PAMTA, Slaughter has introduced the Delivering Antimicrobial Transparency Act (DATA), which would provide better information on the amount and use of antibiotics and other antimicrobials given to animals raised for human consumption. The President’s Council on Curbing Antibiotics Resistance Bacteria (PACCARB) is prioritizing research, investments in pharmaceutical innovation, and pilot projects for collecting data.45 These programs have been vastly outpaced by market movements, as described above.

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37 U.S. Federal Government, White House, Office of the Press Secretary. Executive Order -- Combating Antibiotic-Resistant Bacteria. September 18, 2014. https://www.whitehouse.gov/the-press-office/2014/09/18/executive-order-combating-antibiotic-resistant-bacteria
38 U.S. Food and Drug Administration. FDA Guidance for Industry (GFI) #209—The Judicious Use of Medically Important Antimicrobial Drugs in Food-Producing Animals. April 13, 2012. [PDF] www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM216936.pdf
39 For more information, see:
 The PEW Charitable Trusts. Gaps in FDA's Antibiotics Policy. November 30, 2014. [PDF]
http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2014/11/gaps-in-fdas-antibiotics-policy
40 Guidance 209: http://www.npr.org/sections/thesalt/2016/12/22/506599017/despite-pledges-to-cut-back-farms-are-still-using-antibiotics?sc=17&f=1001&utm_source=iosnewsapp&utm_medium=Email&utm_campaign=app
Guidance 213: http://www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM299624.pdf
41 San Diego Tribune. Victor Nizet & Emily Rusch. August 27, 2014.  http://www.sandiegouniontribune.com/opinion/commentary/sdut-california-resisting-superbugs-2014aug27-story.html
42 Bloomberg. “California Enacts Strictest Animal Antibiotic Law in the U.S.” John Tozzi. October 11, 2015. http://www.bloomberg.com/news/articles/2015-10-11/california-enacts-strictest-animal-antibiotic-law-in-the-u-s-
43 See: http://mgaleg.maryland.gov/2016RS/bills/sb/sb0607f.pdf
44 Food Safety News. “Rep. Slaughter Reintroduces Preservation of Antibiotics Legislation.” Lydia Zuraw. March 25, 2016. http://www.foodsafetynews.com/2015/03/rep-slaughter-reintroduces-preservation-of-antibiotics-legislation/
45 https://www.hhs.gov/ash/advisory-committees/paccarb/about-paccarb/index.html

The European Parliament continues to debate a ban on routine mass-medication of healthy animals,46 and several of its member states have already taken aggressive action. The United Nations recently held a meeting on antibiotic resistance –  one of only four times the UN has elevated a health issue to crisis level –  and all 193 member states signed a declaration to take action on the issue.

Response to the Board of Director’s Statement in Opposition to the Proposal

In its Proxy Statement, the Company’s Board of Directors makes the following arguments.

1.
The Board refers to the statistics in the proposal as “misleading”. The Company focuses on the CDC’s statement that “widespread antibiotics use of antibiotics in humans” is the primary driver of resistance, and claims that few organisms representing a threat to human health are related to agriculture.

While addressing antibiotic use in humans is important, the Board’s statements severely downplay the role of animal agriculture in contributing to antibiotic resistance. The World Health Organization,47 the United Nations,48 the President’s Council,49 and the scientific community50 agree that antibiotic use in animal agriculture must be addressed to ensure the continued efficacy of antibiotics. The CDC’s website states that “Scientists around the world have provided strong evidence that antibiotic use in food animals can lead to resistant infections in humans” and that “simply using antibiotics creates resistance… these drugs should only be used to treat infections.”51 Researchers have not determined whether antibiotic use in animals or humans is the primary driver of antibiotic resistance, and Sanderson Farms’ claim does not cite a source.

2.
The Board states that “Sanderson Farms is committed to finding alternative ways to control disease and reducing antibiotic use, including working with drug suppliers to phase out the use of medically important antibiotics when alternatives become available.”

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46 European Parliament, Committee on the Environment, Public Health and Food Safety. Draft Opinion on the proposal for a regulation of the European Parliament and of the Council on the manufacture, placing on the market and use of medicated feed and repealing Council Directive 90/167/EEC (COM(2014)0556 – C8-0143/2014 – 2014/0255(COD)). Accessed March 31, 2016. [PDF] http://www.europarl.europa.eu/meetdocs/2014_2019/documents/envi/pa/1045/1045258/1045258en.pdf
47 World Health Organization (WHO). “Drug resistance.” WHO. 2015. http://www.who.int/drugresistance/use/en/
48 “AMR is a problem not just in our hospitals, but on our farms and in our food, too. Agriculture must shoulder its share of responsibility, both by using antimicrobials more responsibly and by cutting down on the need to use them, through good farm hygiene,” said Dr José Graziano da Silva, Director-General of FAO.
http://www.un.org/pga/71/2016/09/21/press-release-hl-meeting-on-antimicrobial-resistance/http://www.un.org/pga/71/2016/09/21/press-release-hl-meeting-on-antimicrobial-resistance/
49 U.S. Federal Government, White House, Office of the Press Secretary. Executive Order -- Combating Antibiotic-Resistant Bacteria. September 18, 2014. https://www.whitehouse.gov/the-press-office/2014/09/18/executive-order-combating-antibiotic-resistant-bacteria

51 https://www.cdc.gov/narms/faq.html

Investors are hopeful that this statement portends a change in position in Sanderson Farm’s position on antibiotic use in its farming practices. However, this statement is in clear conflict with its current marketing campaign, which takes the opposite position, and statements on the company’s website52 which deny any need for the company to change its current policies regarding antibiotics. Further, alternatives to medically important antibiotics are already available, as demonstrated by Sanderson Farms’ peers and European producers. Investors are supportive of a change in position by our company.

Conclusion

Support of this resolution will encourage Sanderson Farms to review its policies regarding antibiotics, particularly disease prevention uses of medically important antibiotics. Stronger policies will protect the company from the growing risks associated with reputational damage, changing consumer preference, potential litigation, and future regulation.

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52 http://www.sandersonfarms.com/products/faqs/